EXHIBIT 99.1

Brookfield Renewable Announces Pricing of Secondary Public Offering

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Feb. 11, 2021 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (the “Partnership”) (NYSE: BEP; TSX: BEP.UN), Brookfield Renewable Corporation (“BEPC” and together with the Partnership, “Brookfield Renewable”) (NYSE/TSX: BEPC) and Brookfield Asset Management Inc. (“Brookfield Asset Management”) (NYSE: BAM; TSX: BAM.A) announced today the pricing of the previously announced secondary public offering of 15,000,000 class A exchangeable subordinate voting shares (the “Exchangeable Shares”) of BEPC at a price of $51.50 per share by subsidiaries of Brookfield Asset Management (the “Selling Shareholders”). The offering is expected to close on February 16, 2021, subject to customary closing conditions. In addition, one of the Selling Shareholders has granted the underwriters a 30-day option to purchase up to 2,250,000 additional Exchangeable Shares. Brookfield Renewable is not issuing any Exchangeable Shares in the offering and will not receive any of the proceeds from the offering.

Each Exchangeable Share is structured with the intention of providing an economic return equivalent to one non-voting limited partnership unit (a “Unit”) of the Partnership (subject to adjustment to reflect certain capital events). Each Exchangeable Share will be exchangeable at the option of the holder for one Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Renewable).

Upon closing of the offering, it is anticipated that Brookfield Asset Management will own an approximate 48% equity interest in Brookfield Renewable, on a fully exchanged-basis (and 48% if the over-allotment option is exercised in full), which includes 26% of the issued and outstanding Exchangeable Shares (and 25% if the over-allotment option is exercised in full).

Barclays, J.P. Morgan, Morgan Stanley, Scotiabank, BMO Capital Markets, CIBC Capital Markets, HSBC, National Bank Financial Inc., RBC Capital Markets, TD Securities Inc. and Wells Fargo Securities are acting as joint book-running managers for the offering.

The offering is being made only by means of a prospectus.

A registration statement relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission. Brookfield Renewable will also be filing a prospectus supplement to its base shelf prospectus dated September 2, 2020 with securities regulatory authorities in Canada. Copies of these documents may be obtained by visiting EDGAR on the SEC website at www.sec.gov or by visiting SEDAR at www.sedar.com.

You may also request a copy of these documents from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, USA 11717, telephone: 1-888-603-5847, email: barclaysprospectus@broadridge.com; J.P. Morgan Securities Canada Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, USA 11717, telephone: 1-888-603-9204, email: prospectus-eq_fi@jpmchase.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, USA 11717, telephone: 1-888-603-9204, email: prospectus-eq_fi@jpmchase.com; Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 64th Floor, 40 King Street West, Toronto, Ontario, CA M5H 3Y2, telephone: 1-416-863-7704, email: equityprospectus@scotiabank.com; and Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, USA 10281, telephone: 1-212-225-6853, email: equityprospectus@scotiabank.com.

Any distribution of securities in Canada may not exceed the available capacity under Brookfield Renewable’s base shelf prospectus, as may be amended.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 20,000 megawatts of installed capacity and an approximately 23,000 megawatt development pipeline. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $600 billion of assets under management.

Contact information:
Media:	Investors:
Claire Holland	Robin Kooyman
Senior Vice President – Communications	Senior Vice President – Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	robin.kooyman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “should”, “propose,” “expect”, “believe”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the offering. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) the failure to satisfy the customary closing conditions of the offering, our inability to identify sufficient investment opportunities and complete transactions, including weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in (i) the Form 20-F of the Partnership and (ii) the prospectuses of Brookfield Renewable filed with U.S. and Canadian securities authorities in connection with this offering, and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.